UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

METEN EDTECHX EDUCATION GROUP LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE ORDINARY SHARES
(Title of Class of Securities)

28138X103
(CUSIP Number of Ordinary Shares Underlying Warrants)

c/o Meten International Education Group
3rd Floor, Tower A, Tagen Knowledge & Innovation Center
2nd Shenyun West Road, Nanshan District
Shenzhen, Guangdong Province 518045
The People’s Republic of China
+86 755 8294 5250
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:

Ning Zhang, Esq.
Yile Gao, Esq.
Morgan, Lewis & Bockius LLP
c/o Suites 1902-09, 19th Floor
Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
+852 3551 8500

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee (1)(2)(3)
$35,192,850	$3,839.54

(1)	Estimated for purposes of calculating the amount of the filing fee only for an offer to exercise warrants to purchase an aggregate of 12,705,000 ordinary shares (the “Offer to Exercise”), representing warrants issued in the Company’s business combination (the “Business Combination”), each with an exercise price of $11.50 per share. The transaction value is calculated pursuant to Rule 0-11 using $2.77 per ordinary share, which represents the average of the high and low sales price of the ordinary shares on December 1, 2020, as reported by the Nasdaq Capital Market.

(2)	Calculated by multiplying the transaction value by 0.0001091.

(3)	Previously paid.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,839.54	Filing Party: Meten EdtechX Education Group Ltd.
Form or Registration Number: SC TO-I	Date Filed: December 7, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Meten EdtechX Education Group Ltd. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on December 7, 2020, as amended and supplemented by Amendment No. 1 to Schedule TO on December 16, 2020, Amendment No. 2 to Schedule TO on December 28, 2020, and Amendment No 3 to Schedule TO on December 31, 2020 (the “Schedule TO”), in connection with the Company’s offer to the holders of outstanding warrants to purchase 12,705,000 ordinary shares, US$0.0001 par value (the “Ordinary Shares”) issued in the Company’s business combination (“Business Combination”) which led to it becoming a public company, each with an exercise price of $11.50 per share, and any subsequently issued warrants with identical terms and conditions (collectively, the “Warrants”), the opportunity to exercise the Warrants at a temporarily reduced exercise price of $1.40 per Ordinary Share, upon the terms and subject to the conditions set forth in the Offer to Exercise Warrants to Purchase Ordinary Shares, dated December 7, 2020 and filed as Exhibit (a)(1)(B) to this Schedule TO (the “Original Offer to Exercise”), as supplemented by the Supplement to Offer to Exercise Warrants to Purchase Ordinary Shares, dated December 16, 2020 and filed as Exhibit (a)(1)(H) to the Schedule TO (the “Supplement,” and the Original Offer to Exercise, as supplemented by the Supplement, the “Offer to Exercise”). This Amendment No. 4 is the final amendment to the Schedule TO in accordance with Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Exercise.

At 11:59 P.M. (Eastern Time) on January 5, 2021, the offering period and withdrawal rights for the Offer to Exercise expired. Upon completion of the Offer to Exercise, 4,423,062 Warrants to purchase Ordinary Shares had been validly tendered for cash exercise and not withdrawn in the Offer to Exercise, for gross cash proceeds to the Company of $6,192,286.80. In addition, 2,629,812 Warrants to purchase Ordinary Shares had been validly tendered for cashless exercise, resulting in the issuance of 1,364,512 Ordinary Shares. The Company did not receive any proceeds from these cashless exercises. Accordingly, the Company is instructing its transfer agent to issue an aggregate of 5,787,574 Ordinary Shares to participants in the Offer to Exercise.

The exercise price of all outstanding Warrants following the Expiration Date are temporarily reduced to $2.50 per share, and are subject to a “full-ratchet” anti-dilution protection with respect to subsequent equity sales in which any person will be entitled to acquire Ordinary Shares at an effective price per share that is lower than the then exercise price of the Warrants, subject to customary exceptions (the “Second Reduction Period”). The Second Reduction Period will terminate on the later to occur of (i) the date following which the closing price of the Ordinary Shares has been equal to or greater than $3.00 per share for at least twenty (20) trading days during the preceding thirty (30) trading day period or (ii) Monday, March 7, 2021. Upon any termination of the Second Reduction Period, the exercise price of the outstanding Warrants will be reset to $11.50 per share and such exercise price will no longer be subject to the “full-ratchet” anti-dilution protection. The one-time full-ratchet anti-dilution protection will also terminate upon the closing of bona fide equity financing (meaning raising gross proceeds of at least $10 million) by the Company at a per share price above $2.50 during the Second Reduction Period.

Following the issuance of the Ordinary Shares pursuant to the exercise of the Warrants under the Offer to Exercise the Company will have 62,662,122 Ordinary Shares issued and outstanding.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit:

(A)(5)(E)	Press release dated January 8, 2021

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 8, 2021	METEN EDTECHX EDUCATION GROUP LTD.

	By:	/s/ Siguang Peng
	Name:	Siguang Peng
	Title:	Chief Executive Officer

2